Securities and Exchange Commission

August 29, 2014

DALA PETROLEUM CORP.

112 Loraine South, Suite 266

Midland, Texas  79701

August 29, 2014

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Attn: John Reynolds, Assistant Director

Re: Westcott Products Corporation Registration Statement on Form S-1 Filed July 24, 2014, File NO. 333-197610

Dear Mr. Reynolds:

We have received your letter dated August 12, 2014 and have updated the Registration Statement and prepared the following responses to your comments.

General

1.

We note that you are registering a total of 6,988,574 shares for sale by the selling stockholders, including several affiliates.  We also note that according to the tables in your Security Ownership of Certain Beneficial Owners section on page 31 that as of July 18, 2014, you had 12,500,000 shares outstanding of which at least 6,580,000 shares appear to be owned by affiliates.  Given that it appears that you are registering for resale an amount of shares accounting for at least 118% of your shares issued and outstanding held by non-affiliates, please provide a detailed, legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant.  Your response should provide an analysis of each of the factors relevant to this determination.  Please also provide us your calculations for the number of shares outstanding held by affiliates of the company.   For guidance, please refer to the Securities Act Rules C&DI Section 612.09, which is available on our website.

RESPONSE: We have reduced the number of shares being registered to an amount equal to approximately one-third of the shares held by non-affiliates. C&DI 612.09 provides as follows:

612.09 It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. [Jan. 26, 2009]

Securities and Exchange Commission

August 29, 2014

As disclosed in its amended registration statement, on June 3, 2014, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), the Company closed a Securities Purchase Agreement by which thirteen purchasers (collectively, the “Purchasers” and individually, the “Purchaser”) paid full consideration for the 2,025 Units at a purchase price of $1,000 per Unit, each Unit consisting of:

a.

one share of the Series A 6% Convertible Preferred Stock, convertible at any time at the option of the Holder into common stock at the conversion price of $0.70 per common share based on the total dollar amount invested (subject to adjustment as set forth in the Series A 6% Convertible Preferred Stock Certificate of Designation filed with the State of Delaware on June 2, 2014)  (the “Preferred Stock”) and

b.

1,429 Warrants to purchase common stock at an exercise price of $1.35 that expires three years from the Effective Date of this Registration Statement (the “Warrant”).

As of the date hereof, none of the Purchasers have converted any portion of the Preferred Stock or the Warrant into shares of the Company’s common stock.

Pursuant to the terms of the Preferred Stock and Warrants, no Purchaser’s beneficial ownership of the shares underlying the Preferred Stocks and the Warrants may never exceed 9.99% of the Company’s outstanding shares.  The terms of the Warrant prohibit any Purchaser from converting any portion of the Preferred Stock or exercise any portion of the Warrant if such conversions/exercises would cause its holdings to exceed 4.99% of the Company’s outstanding shares immediately thereafter (the “Beneficial Ownership Limitation”). The Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, indicates that 12,500,000 common shares were outstanding as of August 14, 2013.  Based on this figure, each Purchaser would presently be limited to holding approximately 623,750 shares of the Company’s common stock at any one time.

Under the terms of the Preferred Stock and the Warrant, a Purchaser may increase or decrease the Beneficial Ownership Limitation upon no less than 61 days’ prior notice to the Company, provided that the Beneficial Ownership Limitation may in no event exceed 9.99% of the Company’s then-outstanding shares of common stock.  Except to the extent that the parties may modify, amend or waive the provisions of the Preferred Stock and the Warrant by written, there is no provision in either document that provides for a waiver of the Beneficial Ownership Limitation.

As set forth in C&DI 612.09, the central question in determining whether the offer and sale of the registered securities is an indirect primary offering is whether any Purchaser may be deemed to be an underwriter selling on behalf of the Company.  As defined in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), an “underwriter” is any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.

Ackerberg v. Johnson, 892 F.2d 1328 (1989), is a leading case construing the meaning of the term “underwriter.”  In Ackerberg, the Eighth Circuit Court of Appeals was faced with the question whether the appellant, Mr. Johnson, was an underwriter such that Section 4(1) of the Securities Act, which exempts from federal registration requirements “transactions by any person other than an issuer, underwriter or dealer,” would be unavailable for his resale of certain securities.  In setting the scope of its inquiry, the Court stated:

When considering whether Johnson is an underwriter, it is helpful to consider that the Section 4(1) exemption is meant to distinguish ‘between distribution of securities and trading in securities.’  L. Loss & J. Seligman, 2 Securities Regulation 627 (3d ed. 1989) (quoting H.R.Rep. No. 85, 73d Cong., 1st Sess. 15 (1933)).  See also Holschuh, 694 F.2d at 137-38 (the 1933 Act ‘was created to exempt routine trading transactions with respect to securities already issued and not to exempt distributions by issuers or acts of others who engage in steps necessary to such distributions’).

Securities and Exchange Commission

August 29, 2014

Although Section 4(1) is not material to the determination whether any Purchaser may be engaged in a distribution of the Company’s securities, and hence be an underwriter, the Ackerberg court’s distinction between “distributions” and “routine trading transactions” is certainly germane.  In this section of its opinion, the Court clearly distinguishes between “routine trading transactions,” in which case the selling security holder is deemed not to be an underwriter, and transactions which may be deemed to be de facto distributions by the issuer.

In the Securities Purchase Agreement, each Purchaser has represented to the Company that he/she/it is acquiring the securities as principal for its own account and not with a view to or for distributing or reselling the securities and further, that it has no direct or indirect arrangement or understanding with any other person to distribute the securities.  Each Purchaser has further represented that each is acquiring the securities in the ordinary course of its business.

The terms of the Company’s transaction with the Purchasers also suggest that each Purchaser has assumed the risk of an investment in the Company.  These risks include, for example, the risk that the conversion price of the Preferred Stock and the exercise price of the Warrant will always exceed the market price of the Company’s common stock at the time of conversion/exercise.  The conversion price of the Preferred Stock and the exercise price of the Warrant are fixed and not dependent on future market prices of our common stock. Our stock is thinly traded and there is no guarantee that a Purchaser could convert the Preferred Shares and sell the common stock into the market at prices above the conversion price.

Furthermore, although C&DI 612.09 states that the question of who receives the proceeds from the sale of the subject securities is not dispositive, the fact that each individual Purchaser, and not the Company, will receive the proceeds from any resales of the registered securities certainly helps to support the conclusion that the Purchasers are not participating in a de facto primary offering.

Based upon the foregoing, no Purchaser will not be an “underwriter” with respect to the resale of the securities pursuant to the registration statement.  Accordingly, the resales of the securities by Alpha pursuant to the resale registration statement should be deemed to be made “by or on behalf of a person or persons other than the registrant” within the meaning of Rule 415(a)(1)(i) of the Commission.

Selling Security Holders, page 14

c.

Please disclose in this section whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

RESPONSE: We have updated the Selling Security Holders section to disclose (based on representations we have received from the Selling Security Holders) that none of the selling stockholders are broker-dealers or affiliates of broker-dealers. Please see page 16.

Signatures

d.

Please revise to identify your principal accounting officer. Refer to the Instruction 1 of Form S-1 with respect to signatures.

RESPONSE: We have updated the signatures to reflect our principal accounting officer.

Exhibits

e.

Please provide the XBRL interactive data file that is required to be submitted and posted pursuant to Item 601(b)(101)(i) of Regulation S-K.

RESPONSE: We have provided the XBRL interactive data files for the financials    included in the Registration Statement as required by Item 601(b)(101)(i) of Regulation S-K.

Securities and Exchange Commission

August 29, 2014

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DALA PETROLEUM CORP. (formerly known as Westcott Products Corporation)

/s/ E. Will Gray, II

Chief Executive Officer